[UNITED COMMUNITY BANCORP LETTERHEAD]

November 17, 2011

VIA EDGAR

Mr. Hugh West, Branch Chief

Mr. Marc Thomas

Mail Stop 4720

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	United Community Bancorp

Registration Statement on Form S-1

Filed June 3, 2011

File No. 333-1728287

Gentlemen:

On behalf of United Community Bancorp (the “Company”), the parent company of United Community Bank (the “Bank”) we appreciated the opportunity to discuss in detail your questions and observations regarding our September 14, 2011 correspondence (the “Letter”) that was submitted in response to the Staff’s June 24, 2011 comment letter. As discussed on October 28, 2011, we recognize the voluminous nature of this response and, as a result, we have sought to address your additional inquiries by providing you with supplemental information below. To assist you in your review of our responses, we have provided you with page references to specific sections of the Letter and to the specific Bates-stamped documents previously included with the Confidential Exhibits submitted with the Letter.

As a preliminary matter, we note that during the week of November 7, 2011, the Bank’s primary federal banking regulator, the Office of the Comptroller of the Currency (the “OCC”), completed a Safety and Soundness Examination of the Bank as of June 30, 2011. The OCC’s examination covered the period from July 1, 2010 through June 30, 2011. As the Bank did with the Office of Thrift Supervision (the “OTS”), in connection with the OTS examination of the Bank for the eighteen month period ending on June 30, 2010, management carefully and thoroughly reviewed with OCC personnel its actions taken, including the basis for its actions, with respect to the establishment of the provision for the loan losses for the fiscal year ended June 30, 2011 and each of the quarters therein. In addition, our impaired loan valuation methodologies were reviewed by the OCC’s regional appraisal experts. As a result of such regulatory reviews, management is not presently aware of any material issues related to its provision for loan losses or the adequacy of the Company’s allowance for loan losses, including the appropriateness of the loan impairment analysis, and believes that the timing of the recognition of the provision for the loan losses was correct and supported in all material aspects by the facts and circumstances known to management at the time the provisions were recorded.

As a preliminary matter, with respect to the loan relationships that are the subject of the Staff’s questions and comments, we note that during the quarter ended March 31, 2011, management was confronted with a significant increase in asset quality issues, comprised principally of those loan relationships which

Mr. Hugh West

Mr. Marc Thomas

U.S. Securities and Exchange Commission

November 17, 2011

resulted in application of the Note A/B split-note strategy. As indicated on page 67 of the prospectus included in the amendment to the Company’s registration statement on Form S-1 filed on June 3, 2011, the Note A/B split-note strategy was undertaken to insure short-term improvement of the borrowing relationship or enable the Bank to rapidly dispose of the collateral underlying the loan relationship without further material loss to the Bank. The relationships restructured in March 2011 had experienced significant cash flow deficiencies from June 30, 2010 and thus, in the March 2011 quarter required additional assistance to effect a successful workout strategy. The cash flow deficiencies were primarily decreases in rental income, personal cash infusions ceased and anticipated property sales did not occur. Management derived the fair value of these loans by capitalizing the collateral properties’ current cash flows at market interest rates, correlating such values to “as is” independent appraisals, less selling expenses. In all cases, the assigned Note A value was less than or proximate to an “as is” appraised value, less selling expenses, which is fully consistent with required OCC valuation methodology.

The following are the Company’s responses to the questions and comments you posed to us on October 28, 2011 with respect to each Loan Relationship. These responses should be read in conjunction with the related information provided in the Letter and the Exhibits thereto.

Loan Relationship A

As described on page 5 of the Letter, Loan Relationship A consists of three loans. Of the three loans, we note that only Loan 2 was the subject of the Note A/B split-note strategy in March, 2011.

Borrower Background

•

Please see the section entitled “2010 Restructuring” on pages 7 and 8 of the Letter for information regarding the facts evaluated at the time of the August 2010 restructuring of this loan. Consistent with ASC 310-10-35, this loan was restructured in August 2010 as a non-collateral dependent loan (i.e., a cash-flow dependent loan) following an internal valuation of the collateral carrying value by our licensed internal appraiser. As noted in the third paragraph of that section beginning on the bottom of page 7 of the Letter, at June 30, 2010, management determined that no specific allocation was required for Loan 1 based on: (1) the borrowers’ payment history and the fact that the borrowers were current on two of their three loans; and (2) the financial cash-flow analysis performed by the Company’s internal appraiser supported the loan principal balance. The borrowers were also known to management to be long timesuccessful commercial real estate brokers and investors as well as having successful careers as owners and operators of a masonry company and a farming operation.

•

With respect to the borrowers’ payment history, as noted in the section entitled “Origination—Borrower History” on page 6 of the Letter, the principals of the borrower have been customers of the Bank since 2004. As noted in the section entitled and “Origination—Classification” on page 6 of the Letter, from the loan’s origination in January 2007 until April 30, 2010, the borrowers had never missed a payment on Loan 1, and the Bank regularly reviewed the tax returns and financial statements of the borrowers along with the financial information related to the property, all of which reflected a stable financial position. See Bate Stamp 000013-000017 Significantly, as discussed in the second paragraph of the section entitled “Overview of Loan Relationship A” on page 5 of the Letter, the borrowers had been customers of the Bank since 2004, had three loans

Mr. Hugh West

Mr. Marc Thomas

U.S. Securities and Exchange Commission

November 17, 2011

totaling $6.8 million at origination and, prior to the events that led to the troubled debt restructurings, the three loans had been collectively delinquent a total of two times during the six year relationship, with both delinquencies lasting less than 30 days.

With respect to Loan 1, please be advised as follows: On what facts did management rely to determine that a specific allocation need not be taken for this loan at June 30, 2010?

•

As described on pages 6 and 7 of the Letter in the section entitled “Events culminating in 2010 restructuring—Triggering Event,” the borrower requested a rate modification in July 2010 to address temporary cash-flow problems that were caused by significant unexpected expenditures necessary to update the apartments so that the borrowers could increase occupancy in the coming school year, thereby increasing the value of the property. As discussed under “2010 Restructuring—Fair Value Determination and Impact on the ALLL (Cash-flow dependent loan)” on pages 7 and 8 of the Letter, the property was evaluated by the Company’s internal licensed appraiser who performed a property inspection, researched sales of comparable properties and analyzed the cash-flow of the property. The cash flow analysis supported the loan principal balance. This internal evaluation of the property reduced the appraised value from $3,850,000 to $3,050,000, leaving an LTV of approximately 97%. The internal cash flow analysis on this loan at the time of the restructuring is set forth in Bates-stamped documents 000013-000017, and the internal evaluation of the property is set forth in Bates-stamped documents 000285-000329.

•

The financial strength of the co-borrowers’, as reflected in the financial statements provided to the Company at the time of restructuring, further supported the cash flow analysis and determination not to record an allowance for this loan. In particular, one of the principals had more than $10.4 million in net worth and substantial liquidity to support the loan. The borrowers also agreed to individually make cash infusions to support the restructured loans terms. See Confidential Exhibit I, Bates-stamped documents 001608-001611,* which reflect the borrowers’ capacity to make the cash infusions.

•

In addition to the foregoing and, as noted above, the underlying terms of the loan, including the possible need for a valuation allowance at June 30, 2010, was reviewed by the OTS as part of its examination process in August 2010. Similarly, the underlying terms of the loan, including the possible need for a valuation allowance at June 30, 2011, was reviewed by the OCC in November 2011.

Was an internal cash flow analysis prepared at the time of the 2010 restructuring?

•	The internal cash flow analysis on this loan at the time of the restructuring is set forth at Bates-stamped documents 000013-000017.

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Hugh West

Mr. Marc Thomas

U.S. Securities and Exchange Commission

November 17, 2011

Explain the “lease-up” assumptions used in the internal valuation prepared by the internal appraiser? Should a lower lease-up assumption have been used that would have resulted in a decreased fair value determination and the need to recognize an impairment?

•

At the time the internal valuation was performed in August 2010, the actual occupancy of the property was 90%. The lease-up period for the 2010 internal appraisal reflected 95% occupancy (equal to current occupancy levels at the time of this letter and only 5% higher than actual occupancy in 2010). As discussed on page 7 of the Letter, this analysis took into consideration the critical fact that the borrowers had completed the renovations on the apartment complex (the cost of which had caused the cash shortfalls that led to their first loan delinquencies in the history of the 3.5 year loan). Those renovations were expected to increase occupancy in the apartment complex from 90% to 95%. This assumption was further supported by inquiries of the borrower’s management company as to the anticipated positive impact the renovations were expected to have on the occupancy rate. The management company is an experienced and reputable management company familiar to the Company. The internal valuation analysis is included in Bates-stamped document 000286.

Did the borrowers make cash infusions, and if so, when? What did the Bank do to verify the Borrowers’ ability to make cash infusions as, even with the reduced loan rate, it is unclear that Borrower would be able to make cash infusion?

As stated previously, and as reflected in the Statement of Condition included in Confidential Exhibit I, Bates-stamped document 001608,* one of the co-borrowers had more than sufficient cash to make the agreed upon cash infusions, all of which were made. Loan Relationship A – Loan 2

With respect to Loan 2, please be advised as follows:

On what facts did management rely to determine that a specific allocation need not be taken for this loan at June 30, 2010? What facts changed after June 30, 2010?

The co-borrowers had a combined net worth of approximately $4.9 million with current assets of approximately $260,000. See Confidential Exhibit II, Bates-stamped documents 001612-001615.* Additionally, this loan was never delinquent at any point in the two years prior to February 2011. As described on page 12 of the Letter, in March 2011, the borrowers indicated that, due to the deterioration of the economic conditions in the Sidney, Ohio area, rents had declined after June 30, 2010 to a level whereby the borrowers would no longer infuse the cash shortfalls.

Did the borrowers make cash infusions, and if so, when? What did the Bank do to verify the Borrowers’ ability to make cash infusions as, even with the reduced loan rate, it is unclear that Borrowers would be able to make cash infusion? Did Borrowers’ tax return support Borrowers’ ability to make cash infusion?

•

As set forth in Bates-stamped documents 000013-000017, this 72 unit property reflected the need for an approximate $46,000 annual cash infusion. The agreed-upon cash infusions between the borrower and the Bank were made from November 2010 through February of 2011. The Bank relied on the financial statements and tax returns of the borrower in reaching the conclusion that the financial strength of the borrowers was sufficient to meet such cash infusion requirements.

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Hugh West

Mr. Marc Thomas

U.S. Securities and Exchange Commission

November 17, 2011

Explain the disparity between the value of Note A and the “as is” appraisal value.

•

The “as is” value set forth in the May 2011 appraisal did not give effect to improvements funded through the restructured loan. The appraiser has represented and recently confirmed to management and the OCC that the “as is” value detailed in the appraisal in Bates-stamped document 000335 is a forced liquidation value versus “as is” within the meaning of the regulatory and accounting literature. The appraiser also explained this analysis to the regulators during the November 2011 OCC examination process. As a result, management confirmed that the $1.1 million “as is” certified appraised value in Bates-stamped document 000334 was appropriate. We are unaware of any adverse regulatory findings with respect to this analysis.

Was an internal appraisal prepared at the time of the 2010 restructuring?

•	There was no previous internal appraisal for this loan because, as a current loan, our loan policy at the time only required annual property inspections.

Provide the calculations for the Note A/B split-note for this loan.

Please see Bates-stamped document 000017 for the Note A/B calculation on this loan. Please also see the section entitled “2011 Restructuring—Calculation of Balances for the Split-Note Strategy in March 2011” on pages 12 and 13 of the Letter.

Loan Relationship A – Loan 3

With respect to Loan 3, please be advised as follows:

On what facts did management rely to determine that a specific allocation need not be taken for this loan at June 30, 2010?

Please see Bates-stamped document 000013. As evidenced therein, the two mobile home parks had a pre- modification debt service coverage at June 30, 2010 of .92 (1.05 post modification) and had never been 30 days delinquent. See pages 14 and 15 of the Letter for additional detail regarding the fair value determination with respect to this loan. The loan remains current pursuant to the modified terms at this date.

Loan Relationship B

As described in the Letter, Loan Relationship B consists of three loans. As described in the section entitled “2011 Restructuring—Calculation of Balances for the Split-Note Strategy in March 2011” beginning on page 21 of the Letter, two of the loans were combined into one loan at the borrowers’ request and restructured utilizing the Note A/B split-note structure. The third loan was also restructured utilizing the Note A/ B split-note structure. With respect to Loan Relationship B, please be advised as follows:

On what facts did management rely to determine that a specific allocation need not be taken for this loan at June 30, 2010? What facts changed after June 30, 2010?

•

Please see the section entitled “2010 Restructuring” on pages 20 and 21 of the Letter for the information requested. At June 30, 2010, rental cash flows and the agreed upon cash infusions were adequate to service the debt.

Mr. Hugh West

Mr. Marc Thomas

U.S. Securities and Exchange Commission

November 17, 2011

(See Bates-stamped document 000365 Cash infusions were made as agreed from June 2010 until March 2011. We reviewed the co-borrowers tax returns to determine their ability to make the cash infusions (see Bates-stamped documents 000366 and 000367). Property rentals had slightly declined from $461,000 in 2008 to $418,000 in 2010 (see Bates-stamped document 000365). However, the approximate $100,000 reduction in rents between June 2010 and March 2011 gave rise to the required write down of the property. Therefore, as stated on page 21 of the Letter, it is management’s belief that the 2011 reduction in rent rolls, coupled with the other issues described on page 21, were the determinative events in arriving at the valuation allowance recorded.

Provide the calculations for the Note A/B split-note for this loan.

•

Please see the section entitled “Events culminating in the 2011 restructuring” on pages 21 and 22 of the Letter for the information requested. When this loan was restructured in June 2010 total rents approximated $418,000. (See Bates-stamped document 000365) By February 2011, annual rent rolls had declined to $320,000 (see Bates-stamped document 000369), reflecting a 23.4% decrease. At a cap rate of 9%, this reduction in rent rolls would give rise to an $890,000 downward adjustment in value. Our downward adjustment to the loan balance relative to this change in rent rolls totaled $1.3 million. The loan was reviewed by the OTS at June 30, 2010, and our revised Note A valuation at June 30, 2011 was reviewed by the OCC in November 2011. We are unaware of any adverse regulatory findings with respect to that loan at June 30, 2010 nor the revised Note A valuation at June 30, 2011.

Loan Relationship C

As further discussed on page 24 of the Letter, Loan C is comprised of seven loans having an aggregate balance of $2.2 million. With respect to Loan Relationship C, please be advised as follows:

On what facts did management rely to determine that a specific allocation need not be taken for this loan at June 30, 2010? What facts changed after June 30, 2010?

•

As detailed on pages 24 and 25 of the Letter, Borrower C has been a customer for approximately 20 years and had never failed to repay a loan. In addition, as reflected on pages 24 and 25 of the Letter, prior to August 2009, the borrower had experienced only sporadic delinquencies throughout the history of his relationship in principal and interest payments and in tax and insurance payments, with every delinquency being brought current through the sale of market and custom homes and from other income from rentals, lot sales and real estate commissions. Historically, this borrower has paid off all loans through a sale of each loan’s collateral property in a reasonable timeframe. Since the original restructuring in August 2009, this was a borrower with whom senior management met on a monthly basis to discuss his business and its future prospects.

Mr. Hugh West

Mr. Marc Thomas

U.S. Securities and Exchange Commission

November 17, 2011

•

As stated on page 25 of the Letter, the borrower’s delinquency began in early 2009. In August 2009, the Board approved a consolidation and modification of the borrower’s $2.2 million in borrowings into one loan. In the aggregate, these credits reflected:

•	An independent appraisal reflecting a 77 % LTV;

•	A negligible $6,000 annual cash infusion required by the borrower, all of which was more than supported by the borrower’s new secondary employment which was verified at the time of the consolidation;

•	The borrower had made all required cash infusions;

•

The borrower’s cash flows had improved from June 2009 to June 30, 2010, with annualized rents increasing from $156,000 to $196,000 and the debt service coverage ratio increasing from .61 to 1.01 in the same period.; and

•	The borrower sold two properties in December 2009.

•

As reflected on pages 24 and 25 of the Letter, the borrower was current on all of his loans pursuant to their restructured terms through September 2010. As discussed on page 27 of the Letter, management met with borrower on June 30, 2010 and again in August 2010 to discuss the upcoming payment adjustment, which was set to adjust upward to 4% on September 24, 2010. During the course of meetings with the borrower, the borrower expressed no concerns regarding the higher revised payment. The loan was characterized as collateral dependent as property sales were the primary and ultimate source of repayment, with rents providing virtually all the requisite interim funds to cover holding costs until sales were finalized (see Bates-stamped documents 000346-000355 with respect to rent rolls). Additionally, during June 2010, management reviewed the appraisals obtained on the properties from 2009, and confirmed that there still existed the potential for additional property sales should the need arise, and determined that there was still adequate value in the collateral. Updated independent appraisals were not required to be obtained at this time because the loans were still current and management believed that sales of property and rental income would enable the borrower to remain current on the loans. Our internal licensed appraiser reviewed the appraisals, and performed a property inspection on each of the 19 local properties to confirm that the condition of the properties had not deteriorated since the date of the last appraisal. In fact, the independent appraisals ultimately performed on the properties in October through December 2010 substantially supported the internal appraiser’s analysis, as the they reflected only an 8% decrease in value from the appraisals performed in June 2009. These facts and analysis, combined with an almost 20 year client history supported the borrower’s confirmation that he would be able to service the loan at a new rate and management’s determination that it was not necessary to record a specific allowance for this loan at June 30, 2010.

•

Additionally, the OTS reviewed this credit in its August 2010 examination. We are unaware of any adverse regulatory findings with respect to management’s analysis regarding the absence of an additional allowance, nor any other adverse findings with respect to the credit.

•	The first payment default on this restructured credit was evidenced on October 9, 2010, when, notwithstanding the borrower’s ongoing representations that payments would be made at the

Mr. Hugh West

Mr. Marc Thomas

U.S. Securities and Exchange Commission

November 17, 2011

higher rate, borrower made the payment based on the lower pre-modification interest rate. At this time, the Company ordered appraisals on the properties and it was noted in November 2010 that the monthly rental income decreased by approximately 40% from June 2010 to November 2010. It should be noted that the cash flows observed in the appraisal process supported the borrowers representation to meet the payment increase except for the fact of the actual decrease in rental income from June 30, 2010.

•

As a result of the borrower’s repayment being predicated almost solely on the sale of properties, the appraisals were appropriately based on collateral dependency. A $180,000 allowance was provided in the December 2010 quarter as a result of November/December appraisals.

•

Assuming for the sake of argument that management should have appraised the properties earlier, the June 30, 2010, the Company’s financial statement net income would have been reduced by approximately $112,000. Such amount is viewed as immaterial to the Company on both a qualitative and quantitative basis.

•

As with the other credits discussed herein, the Note A relationship was structured to approximate the “as is” fair value of the collateral less selling costs. This valuation was reviewed at June 30, 2011 in conjunction with the OCC’s November 2011 examination. We are unaware of the need for any additional allowance or other adverse findings with respect to this loan.

Please see the section entitled “Events culminating in the 2011 Restructuring” on pages 28 and 29 of the Letter for the additional information requested.

With respect to Loan Relationships E and F, we provide the following additional information:

Loan Relationship E

Loan Relationship E was appropriately reserved at June 30, 2010 based on an “as is” appraisal in February 2010. Similar to Loan A-2, this credit had a forced liquidation value of $399,000 at March 2011, and an “as is” valuation of $977,000 at that date (see Bates-stamped documents 001430-001495). Which required a higher implicit default rate assumption in the valuation process. The loan was most recently reviewed by the OCC in November 2011. We are unaware of any adverse findings with respect to this loan’s Note A valuation at June 30, 2011.

Loan Relationship F

This restructuring was initially effected in June 2010 via a write down of $217,000 to an “as is” appraisal. Subsequent to June 30, 2010, the primary borrower’s spouse misappropriated rental deposits which constituted a significant percentage of the properties’ annual cash flow. This misappropriation of funds caused the borrower to fall behind on the loan payments subsequent to June 30, 2010. Management restructured the loan in March 2011 when the primary borrower was unable to correct this cash short-fall in the near term. The Note A value of $475,000 represents a 62% loan-to-value ratio based on a February 2011 “as is” appraisal which also gives effect a higher implicit default rate assumption in the valuation process (see Bates-stamped documents 001558-001607). This “as is” appraisal gives effect to the borrower’s inability to overcome the cash misappropriation in the short run. The loan was most recently reviewed by the OCC in November 2011. We are unaware of any adverse findings with respect to the loan’s Note A valuation at June 30, 2011.

Mr. Hugh West

Mr. Marc Thomas

U.S. Securities and Exchange Commission

November 17, 2011

We appreciate the opportunity you have provided to discuss your comments and questions, and we are available to discuss these responses further if necessary. Any questions regarding the foregoing can be addressed to me at (812) 537-4822, ext. 101.

Sincerely,

/s/ William F. Ritzmann

William F. Ritzmann

President and Chief Executive Officer

cc:	Christian Windsor, U.S. Securities and Exchange Commission (Mail Stop 4720)

David Lin, U.S. Securities and Exchange Commission (Mail Stop 4720)

Edward G. Olifer, Kilpatrick Townsend & Stockton LLP

Victor L. Cangelosi, Kilpatrick Townsend & Stockton LLP

Erich M. Hellmold, Kilpatrick Townsend & Stockton LLP